Exhibit 99.1

RIO ALTO SECURES USD$70 MILLION FINANCING

For Immediate Release	June 16, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE:RIOM, Frankfurt: MS2) is pleased to announce it has obtained a commitment letter from Banco de Crédito del Perú that provides for a financing for aggregate proceeds of USD$70 million.

The financing will be comprised of a term loan in the amount of USD$50 million and a lease agreement whereby La Arena S.A. acquires the operating assets of its electrical power subsidiary, Empresa de Energia Yamobamba S.A.C. “Yamobamba Energy”, for proceeds of USD$20 million. The loan will have a one year term and will bear an expected interest rate in the range of 2.5% to 2.75% per annum and the lease will have a three year term and an expected interest rate of 4.50% per annum. The lease agreement transaction will allow Rio Alto to accelerate the refund of Value Added Tax (IGV) paid of up to USD$3.6M (18% IGV levied on equipment and construction costs) which will be an additional cash inflow to the USD$70 million in financing. The financing has been structured by Credicorp Capital Servicios Financieros S.A. and the funds lent by Banco de Crédito del Perú. The completion of the financing is subject to the negotiation and execution of definitive agreements and the satisfaction of other customary closing conditions.

Kathryn Johnson, Chief Financial Officer, commented: “We are delighted to have achieved the necessary financing to continue growing our company in Peru while deepening ties with local Peruvian financial institutions. I thank Credicorp Capital and Banco de Crédito del Perú for the confidence and support they have shown Rio Alto through the years.”

About Credicorp Capital Servicios Financieros S.A.

Credicorp Capital Servicios Financieros S.A. is part of the Credicorp Ltd. group, engaged in financial and investment advisory activities at a regional scale and primarily focused on the Latin American Integrated Market (Mercado Integrado Latinoamericano, or “MILA”). MILA is listed on the stock exchanges of Peru, Chile and Colombia.

About Banco de Crédito del Perú

Banco de Crédito del Perú is the leading bank in Peru and the main supplier of integrated financial services that provides a complete range of corporate and retail banking products to corporate and retail clients through its greatest coverage nationwide distribution network. It is a subsidiary of Credicorp Ltd., holding company listed in the New York Stock Exchange (NYSE:BAP).

Forward-Looking Statements

This news release contains certain forward-looking information including statements concerning a proposed financing. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Kathryn Johnson

Chief Financial Officer

FOR FURTHER INFORMATION, CONTACT:
Kathryn Johnson, Chief Financial Officer		Alejandra Gomez, Investor Relations
Phone:	604.628.1401	Phone:	604.628.1401
Fax:	866.393.4493	Fax:	866.393.4493

Email:	kathrynj@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com